New Century Capital Partners, Inc.
Statement of Financial Condition
December 31, 2025

Assets

Cash	$	38,880
Due from shareholder		1,850
Property and Equipment (net of accumulated depreciation, $88,114)		2,121
Total Assets	$	42,851

Liabilities and Shareholder's Equity

Liabilities

Accounts Payable	$	1,145
Credit Card Payable		10,957
Total Liabilities		12,102

Commitments and contingencies (Note 7)

Shareholder's Equity

Common stock, authorized 1,000 shares,		
$50 par value, issued and outstanding 100 shares		5,000
Paid in capital		1,682,334
Accumulated deficit		(1,656,585)
Total Shareholder's Equity		30,749
Total Liabilities and Shareholder's Equity	$	42,851